EXHIBIT 11.1
COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended		Nine Months Ended
	July 31,		July 31,
	2006	2007	2006	2007

Numerator:
Net (loss)	$(6,496,188)	$(675,012)	$(9,255,385)	$(2,104,166)

Denominator:
Denominator for basic earnings per share- weighted-average shares	14,209,274	14,293,560	14,119,089	14,277,024
Effect of dilutive securities:
Employee stock options	—	—	—	—
Warrants	—	—	—	—

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,209,274	14,293,560	14,119,089	14,277,024

Basic and diluted (loss) per share:
Basic and diluted (loss) per share	$(0.46)	$(0.05)	$(0.66)	$(0.15)